Exhibit 99.1

SEARS CANADA INC.

ANNUAL INFORMATION FORM

April 26, 2017

(b) Executive Officers	22
(c) Ownership of Common Shares by Directors and Executive Officers	24
(d) Cease Trade Orders, Bankruptcies, Penalties or Sanctions	24
(e) Conflicts of Interest	25

8. LEGAL PROCEEDINGS	25

9. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	25

10. TRANSFER AGENT AND REGISTRAR	26

11. MATERIAL CONTRACTS	26

12. EXPERTS	27

13. AUDIT COMMITTEE INFORMATION	27

(a) Audit Committee Charter	27
(b) Composition of the Audit Committee	27
(c) Pre-Approval Policies and Procedures	28
(d) Auditors’ Service Fees	28

14. ADDITIONAL INFORMATION	28

APPENDIX A	29

ANNUAL INFORMATION FORM

SEARS CANADA INC.

References in this Annual Information Form (“AIF”) to “Sears”, “Sears Canada” or “the Company” are to Sears Canada Inc. and its subsidiaries, unless the context requires otherwise.

Unless otherwise indicated herein, the information set out in this AIF is current to January 28, 2017, being the end of the Company’s most recently completed financial year (“Fiscal 2016”).

Certain sections of the Company’s 2016 Annual Management’s Discussion and Analysis (“2016 MD&A”) are incorporated by reference in this AIF.  The Company’s 2016 MD&A and Management Proxy Circular for the 2017 annual meeting of shareholders (“MPC”) are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at sedar.com and the U.S. Securities and Exchange Commission’s (“SEC”) website at sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain information in this AIF is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives, and includes statements concerning possible or assumed future results. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the Company’s ability to compete effectively in the highly competitive retail industry; the ability of the Company to successfully implement its strategic initiatives; the ability of the Company to enhance its financial flexibility and liquidity, including to improve its cash position; weaker business performance in the fourth quarter, traditionally the Company’s strongest quarter; seasonal weather patterns; customer preferences and changes in consumer spending; ability to achieve productivity improvements and cost savings; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; ability of the Company to secure an agreement with a financial institution for the management of the Company’s credit and financial services operations; ability to implement and continue the Company’s new consumer financing program; the ability of the Company’s new loyalty program to attract and retain customers; ability to successfully implement the Company’s new digital e-commerce platform nation-wide; ability of the Company to migrate sufficient catalogue customers and business to online; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; fire damage to and/or, structural integrity and fire safety of, foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the Company’s reliance on third parties in outsourcing arrangements, and their ability to perform the arrangements for which they have been engaged; the credit worthiness and financial stability of the Company’s licensees and business partners;  willingness of the Company’s vendors to provide acceptable payment terms; the outcome of product liability claims; loss of reputation resulting from security or data breaches or loss of customer information; failure of the Company’s IT systems; fraud or theft resulting from weaknesses in the Company’s payment systems; effect of long-term leases on the Company’s ability to respond to changing demographics; failure to comply with operating covenants in the Company’s leases; changes in laws, rules and regulations applicable to the Company; loss of the Company’s status as a foreign private issuer; compliance costs associated with environmental laws and regulations; the outcome of pending legal proceedings; maintaining adequate insurance coverage; changes to customer spending patterns due to domestic or international events outside the Company’s control; ability to make, integrate and maintain acquisitions and investments; general economic conditions; liquidity risk and failure to fulfill financial obligations; limits on the Company’s access to financing sources; fluctuations in foreign currency exchange rates; failure of counterparties to meet their payment obligations to the Company; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation including the potentially restrictive impact such an increase might have on credit availability; interest rate fluctuations and other changes in funding costs and investment income; the impairment of intangible and other long lived assets; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings Corporation (“Sears Holdings”) reduces its interest in the Company to less than 10%; potential conflict of interest of some of the directors and executive officers of the Company owing to their ownership of Sears Holdings’ common stock; possible changes in the Company’s ownership by Edward S. Lampert, ESL Investments, Inc. (“ESL”) and other significant shareholders; price and volume volatility of the Company’s common shares; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; and uncertainties associated with critical accounting assumptions and estimates. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this AIF, and elsewhere in the Company’s filings with securities regulators. The forward-looking information in this AIF is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

1.                                      CORPORATE STRUCTURE

(a)                                 Incorporation and Head Office

The registered and head office address of the Company is 290 Yonge Street, Suite 700, Toronto, Ontario, Canada, M5B 2C3.

Sears Canada was incorporated under the laws of Canada by letters patent dated September 17, 1952 and was continued under the Canada Business Corporations Act by articles of continuance effective May 15, 1980.  By articles of amendment effective May 31, 1984, the Company changed its name from Simpsons-Sears Limited to Sears Canada Inc.  By articles of amalgamation dated January 1, 1994, December 29, 1996 and December 30, 1999, Sears Canada was amalgamated with various wholly-owned subsidiaries.

(b)                                 Intercorporate Relationships

The Company has numerous subsidiaries:

(i)                                    none of which has total assets exceeding 10 percent of the consolidated assets of the Company, or sales and operating revenues in excess of 10 percent of the consolidated sales and operating revenues of the Company; and

(ii)                                which taken together, do not have assets exceeding 20 percent of the consolidated assets of the Company, or sales and operating revenues exceeding 20 percent of the consolidated sales and operating revenues of the Company.

2.                                      GENERAL DEVELOPMENT OF THE BUSINESS

Set out below is a discussion of the general development of the business of the Company over the last three years up until the date of the AIF.

(a)                                 Secondary Rights Offering of Common Shares

In October 2014, Sears Holdings announced the commencement of a rights offering for 40,000,000 common shares of the Company (the “Rights Offering”).  Each holder of Sears Holdings’ common stock received one subscription right for each share of Sears Holdings’ common stock held as of the close of business on October 16, 2014.  Each subscription right entitled the holder to purchase their pro rata portion of the Company’s common shares being sold by Sears Holdings in the rights offering at a price of $10.60 per share.  In connection with the Rights Offering, the Company listed its common shares on the NASDAQ where the rights were also listed.  The subscription rights expired at the close of business on November 7, 2014.  ESL exercised its pro rata portion of the rights in full prior to November 1, 2014. The rights offering is further described in a prospectus filed with securities regulators in Canada and the United States on October 15, 2014, and can be accessed through the SEDAR website at sedar.com, and on the SEC website at sec.gov.

Based on information available to the Company, as at April 26, 2017, ESL was the beneficial holder of 46,162,515 or 45.3% of the common shares of the Company, Sears Holdings was the beneficial holder of 11,962,391 or 11.7% of the common shares of the Company and

Fairholme Capital Management, LLC (“Fairholme”) was the beneficial holder of 20,375,533 or 20% of the common shares of the Company.

(b)                                 Operational Reorganizations

In January 2017, the Company announced further changes to the leadership structure of its full-line department stores. Separating these stores into (i) Apparel and Accessories and (ii) Home and Hardlines, with a leader for each, enables the leaders to manage smaller areas of the store with greater expertise, and to be more effective and efficient. In some formats, the General Manager oversees the store’s entire operations, with a new layer to assist the General Manager in creating the same division in focus between the commodity areas. These changes not only improve efficiency, but enable quicker execution of strategy and the Company’s ability to coach our associates to deliver top customer service.

In January 2016, the Company announced changes to its leadership structure and associate roles in its full-line department stores. These changes allow for a more direct connection between leaders, associates and customers.

In January 2014, the Company announced the modification of its store structure to improve efficiency and increase the effectiveness of the chain of communication between management and the store associate teams within its retail stores.  The Company primarily eliminated a mid-tier level of leads within its full-line stores, resulting in an average reduction of five associates per store. There  was also be a re-alignment of the regional and head office structures to reflect the new store model, and also to improve efficiency in the Company’s other formats and to align with the size of the business.

The Company also announced in January 2014 that it initiated a reorganization and simplification of its logistics organization intended to drive optimal performance by leveraging tools and technology that will streamline business processes.

(c)          Outsourcing Arrangements

In the second quarter of 2016, the Company announced that it had entered into an agreement with third party vendor CGI Group Inc. (“CGI”) to outsource some of the work performed by internal Sears resources in the Information Technology (“IT”) group, in order to support the Company’s strategy to re-engineer its technology platforms. CGI will streamline and update the Company’s current technology infrastructure and mainframe applications with the goal of reducing costs and improving efficiency. The rationalization of these operations will also enable the Company to decommission systems concurrent to standing up a modernized core technology stack. CGI will also protect the Company’s technology environments with advanced cybersecurity solutions, and partner with the Company on elements of its new technology architecture.

In the third quarter of 2016, the Company terminated its agreement (previously announced in January 2014) with third party vendor Concentrix Corporation (“Concentrix”), a wholly owned subsidiary of SYNNEX Corporation, which acquired IBM Canada Limited’s worldwide customer care business process outsourcing services business. At the time, the move to a third party enabled the Company to realize significant capability upgrades which resulted in better processes, controls and tracking and an overall improvement in the customer experience. The transfer of responsibility took place during Fiscal 2014. During Fiscal 2016, the Company announced the opening of two new business centres, one in Edmundston, New Brunswick and one in Saint John, New Brunswick.

In April 2014, the Company announced the outsourcing of its internal audit functions such as store audits, corporate audits, IT audits, and the support of the Company’s Sarbanes Oxley Act program, to Ernst and Young LLP (“EY”), a global accounting and advisory firm.

(d)         Organizational Capability Initiative

Throughout Fiscal 2016, the Company continued to recruit and promote executive talent, including the appointment of an Executive Vice-President and Chief Operating Officer, an Executive Vice-President and Chief Financial Officer, and an Executive Vice-President, Real Estate and Strategic Opportunities. The Company continued with its strategy to organize the right talent by making changes to its management and senior leadership team.

(e)          Sustainability Efforts

The Company conducts its operations with a commitment to achieving success on economic, social and environmental levels.  The Company continues to build upon the following three-point plan for environmental sustainability:

1.              Enable customers to “Live Green”, reduce their energy bills and create a healthy home;

2.              Reduce the environmental impact of Sears Canada’s operations; and

3.              Nurture a culture of sustainability among the Company’s employees, customers and the communities in which the Company operates.

During Fiscal 2016, the Company continued to reduce its electricity consumption through the re-commissioning of existing building automation systems, retrofitting exterior signs with LED modules and replacing selected HVAC units nationally. These efforts helped drive electricity consumption savings of 17.0 million kWh or 7.2% from January 2016 to December 2016 as compared to the same period in 2015, including the effect of store closures

During Fiscal 2015, the Company reduced electricity consumption through the re-commissioning of existing building automation systems, retrofitting exterior signs with LED light bulbs and replacing selected HVAC units nationally.  These efforts helped drive electricity consumption savings of 14.1 million kWh or 6.3% from February 2015 to December 2015, as compared to the same period in 2014 including the effect of store closures.

During Fiscal 2014, the Company’s recycling partner, GreenSpace Waste Solutions (“GreenSpace”), began handling the Company’s recycling activities. GreenSpace was selected for its ability to maximize the value of recycled materials and for its expertise in driving waste diversion activities.  Even as commodity markets weakened and there were several store closures in Fiscal 2016, total rebates for recyclables remained flat as compared to Fiscal 2015 at over $697,000.  GreenSpace has also improved reporting capabilities, which helps the Company track progress towards its long-term waste diversion goals.  As of the end of 2016, the Company’s NLCs were diverting approximately 90% of their waste from landfills and the Company reduced its waste sent to landfills by over 700 metric tons compared to 2015.

The ENERGY STAR® program changed its requirement for certified refrigeration products to be 9% more energy efficient than the federal minimum standard for energy efficiency.  The number of ENERGY STAR® qualified stock keeping units increased by over 40% from 2015 to 2016.  This has helped promote innovation as well as creating more energy efficient products for our customers.

(f)            Health and Wellness of Associates

During Fiscal 2014, Fiscal 2015 and Fiscal 2016, Sears Canada provided programs designed to enhance the health, wellness and quality of life of its associates.  The programs included discounts on fitness facilities across Canada, spa facilities, weight loss services, home and auto insurance, tax preparation services, transportation and vehicle discounts as well as discounts on a wide range of entertainment and attractions, sporting events, magazine subscriptions and more.

(g)               Strategic Initiatives1

During Fiscal 2016, the Company focused on re-engineering the business for long-term growth.  The Company’s five primary workstreams are intended to drive the Company’s business goals of increasing revenue and maintaining a strong balance sheet. The five primary workstreams for the year were:

1.              Sears 2.0. Sears Canada continued to focus on its new format by converting two more stores to the Sears 2.0 concept for a total of four converted stores.

2.              Initium. An updated sears.ca website launched across Canada in November 2016.

3.              Real Estate. During the fourth quarter of this year, Sears Canada closed transactions with proceeds of $62.9 million and $30.9 million (previously announced as $31.3 million). On March 1, 2017, the Company announced the closing of a previously announced transaction for proceeds of $50.0 million for its logistics centre located in Ville St. Laurent, Quebec. In addition a transaction for proceeds of $7.0 million (originally announced as $8.0 million) closed during the first quarter of 2017. None of these transactions resulted in store closures.

4.              Cost Reductions. The Company achieved annualized cost reductions of $159.6 million for 2016, which exceeded the upper range of its targeted annualized costs savings of $155.0 million. The Company will reinvest some of these cost savings in new businesses and categories, such as Initium and a new off-price business (discussed below), intended to drive growth.

1  See “Cautionary Statements Regarding Forward Looking Information”.

5.              New Off-Price Business and Sears Label Essentials. Two key merchandising strategies have recently been introduced that demonstrated Sears’ leadership as a retailer of high quality products at sharp price points. During the second half of 2016, the Company soft launched an off-price business with a dedicated merchandising team to bring outstanding deals on designer products to our customers. In early 2017 the Company formally launched this business as “The Cut @ Sears”, with structured online and in-store experiences and marketing support. In March 2017, the Company also began rebranding its private label business with the introduction of a new line of everyday favourites on the Sears Label key essentials for women, men, kids and the home. Sears Label essentials are positioned at elevated quality with prices designed to turn the inventory quickly.

In the past the Company focused on three strategic initiatives, which formed the basis of the Company’s approach to being successful; they were designed to improve financial and operational results, utilize the Company’s valuable cross-country footprint and enhance the shopping experience for Canadian consumers in an increasingly competitive retail landscape.

The three strategic initiatives were as follows:

1.              Increase revenue - Actions intended to increase top-line revenue, with the primary focus on building partnerships with vendors that include a commitment to a shop-in-shop concept where the vendors’ expertise in product development matched with the Company’s extensive distribution capability, will connect great products with Canadian families coast to coast. For additional information related to this initiative for Fiscal 2015 and Fiscal 2014, see the Company’s 2015 MD&A and 2014 MD&A, Section 1 — “Company Performance”, subsection (c) — “Strategic Initiatives”, which are incorporated by reference.

2.              Operate profitably - Actions to reduce inefficient spend in the Company, intended to provide for quarter-over-quarter and year-over-year improvements in EBITDA by aligning costs with the revenue generated by the business. For additional information related to this initiative for Fiscal 2015 and Fiscal 2014, see the Company’s 2015 MD&A and 2014 MD&A, Section 1 — “Company Performance”, subsection (c) — “Strategic Initiatives”, which are incorporated by reference.

3.              Maintain a strong balance sheet - Actions that work to strengthen the Company’s balance sheet with cash to create a runway for improved earnings and financial stability to ensure Sears is able to maintain its financial flexibility and liquidity. Real estate transactions may form a portion of this area of focus, however Sears is committed to maintaining a significant presence across Canada in locations that are important to its retail business. For additional information related to this initiative for Fiscal 2015 and Fiscal 2014, see the Company’s 2015 MD&A and 2014 MD&A, Section 1 — “Company Performance”, subsection (c) — “Strategic Initiatives”, which are incorporated by reference.

(h)         Real Estate

(i)            Real Estate Joint Arrangement Operations

During Fiscal 2016, the Company announced the opening of two new business centres, one in Edmundston, New Brunswick and one in Saint John, New Brunswick, and aims to create 530 new jobs over these two locations. The jobs at the centres will include business services agents, team leads, information technology support, human resources personnel, administrative support and managers.

During Fiscal 2015, the Company closed the sale and leaseback transactions with Concord Pacific (“Concord”) which it announced on March 11, 2015 for $130.0 million.  The sale and leaseback transactions included the Company’s stores and surrounding area located at the North Hill Shopping Centre in Calgary, Alberta, Metropolis at Metrotown in Burnaby, British Columbia and Cottonwood Mall in Chillwack, British Columbia.  The Company has entered into long-term leases for each property, with early termination options available to both the Company and Concord, and the Company will continue to operate stores located at these shopping centres under the leases with no impact to customers or employees at these locations.

During the third quarter of Fiscal 2014, the Company sold its 15% joint arrangement in Les Galeries de Hull shopping centre that it co-owned with Ivanhoé Cambridge, to Fonds de placement immobilier Cominar for total proceeds of $10.5 million.  Following the sale, the Company continues to operate its store in the shopping centre on the terms and conditions unchanged from those before the sale.

During the third quarter of Fiscal 2014, the Company sold its 20% joint arrangement interest in Kildonan Place Shopping Centre that it co-owned with Ivanhoé, to H&H Real Estate Investment Trust for total proceeds of $27 million. Following the sale, the Company continues to operate its store in the shopping centre on the terms and conditions unchanged from those before the sale.

(ii)        Real Estate Holdings

On March 27, 2017, the Company completed the sale and leaseback of its Sears Home store location in Regina, Saskatchewan for net proceeds of $7 million. Following the sale, the Company continues to operate its store.

On March 1, 2017, the Company completed the sale of its national logistics centre located in Ville St. Laurent, Quebec for proceeds of $50.0 million, less customary closing adjustments.

During the fourth quarter of Fiscal 2016, the Company completed a real estate transaction, as previously announced on December 9, 2016, for net proceeds of $62.1 million. The transaction mainly consisted of a sale and lease back of a retail store located in Kitchener, Ontario, and a lease termination of the office floors of the Toronto Eaton Centre, located in Toronto, Ontario.

During the fourth quarter of Fiscal 2016, the Company completed the sale and leaseback of its logistics centre located in Port Coquitlam, British Columbia, for net proceeds of $22.4 million. The Company will continue to operate the logistics centre under a long-term lease.

During the third quarter of Fiscal 2016, the Company completed a sale of a logistics centre for net proceeds of $18.1 million. The previously announced agreement for the sale and leaseback of a non-mall based store property for $10.0 million was not completed.

During the first quarter of Fiscal 2016, the Company completed a sale and leaseback of its logistics centre located in Calgary, Alberta, for net proceeds of $83.9 million. The Company will continue to operate the logistics centre under a long-term lease.

During the first quarter of Fiscal 2016, the Company completed a sale and leaseback of its logistics centre located in Vaughan, Ontario, to Tamworth Properties Inc. for total net proceeds of $100.0 million. The Company will continue to operate the logistics centre under a long-term lease.

On December 3, 2015, the Company announced that it had reached an agreement to sell a vacant warehouse for $8.5 million. The transaction closed during the fourth quarter of Fiscal 2016.

In Fiscal 2016, the Company closed 16 Sears Home stores, 9 Outlet stores, 55 Hometown stores, 1 Corbeil corporate store, 22 Sears Travel offices and 467 catalogue and online merchandise pick-up locations. The Company opened 84 catalogue and online merchandise pick-up locations.

In Fiscal 2015, the Company closed 2 full-line department stores, 6 Sears Home stores, 4 outlet stores, 1 Appliances and Mattresses store, 76 Hometown stores, 2 Corbeil corporate stores, 12 Sears Travel offices and 131 catalogue and online merchandise pick-up locations.  The Company opened 9 catalogue and online merchandise pick-up locations.

In Fiscal 2014, the Company closed 5 full-line department stores, 1 Sears Home store, 3 Appliances and Mattresses stores, 34 Hometown stores, 1 Sears Travel office and 142 catalogue merchandise pick-up locations. The Company also opened one Hometown store, one Corbeil franchise store and 31 catalogue merchandise pick-up locations.

3.                                      DESCRIPTION OF THE BUSINESS

(a)                                 Company Overview

Sears is a multi-format retailer and, as of April 26, 2017, had a network that includes 95 full-line department stores, 141 specialty stores (including 26 Sears Home stores, 14 Outlet stores, 69 Hometown stores primarily operated under independent local ownership and 32 Corbeil stores), 62 Sears Travel offices and over 800 merchandise pick-up locations for orders placed through the catalogue or online at sears.ca.

(b)                                 Business Overview

The Company’s operations are focused on merchandising and include the sale of goods and services through the Company’s Retail channels, which includes its full-line department, Sears Home, Sears Hometown, Outlet, Corbeil Electrique Inc. (“Corbeil”) stores and its Direct (catalogue/internet) channel. It also includes service revenue related primarily to logistics services provided through the Company’s wholly-owned subsidiary S.L.H. Transport Inc. (“SLH”) and product repair. Commission revenue includes travel, home improvement services, insurance, wireless and long distance plans. Licensee fee revenue is comprised of payments received from licensees that operate within the Company’s stores.

For a more detailed description of the Company’s business operations and performance, see Section 1 - “Company Performance” of the Company’s 2016 MD&A.  Please also refer to Section 9 - “Risks and Uncertainties” of the Company’s 2016 MD&A for a discussion of certain of the risks and uncertainties inherent in the Company’s business.

(c)                                  Competitive Conditions

The Canadian retail market remains highly competitive as key players and new entrants compete for market share. Certain international retailers continue to expand into Canada while existing competitors enhance their product offerings and become direct competitors. The Company’s competitors include traditional full-line department stores, discount department stores, wholesale clubs, ‘‘big-box’’ retailers, internet retailers and specialty stores offering alternative retail formats. Failure to develop and implement appropriate competitive strategies and the performance of our competitors could have a material adverse effect on our business, results of operations and financial condition.  In addition, the Company’s program agreement with JPMorgan Chase expired on November 15, 2015 and the Company has not entered into a new credit card program agreement. The Company announced in Fiscal 2016 that it had entered into an agreement with easyfinancial Services Ltd. to provide point of sale financing to the Company’s customers.

On January 15, 2015, Target Corporation announced that it would cease operations in Canada, its only presence outside of the US, and focus its efforts on its domestic business.  This impacted 17,600 Target employees working in 133 Canadian stores, as well as in their head office and support locations.

Furthermore, the weakening of the Canadian dollar presents additional challenges for Canadian retailers as this generally leads to higher costs for the Company as many goods are purchased with US dollars.

For a discussion of the other competitive conditions faced by the Company, see Section 9 — “Risks and Uncertainties” of the Company’s 2016 MD&A.

(d)                                 Intangible Properties

The Company has a license from Sears, Roebuck and Co., pursuant to a royalty-free license agreement, to use the name “Sears” as part of its corporate name, as well as a license to use other brand names, such as Kenmore® and DieHard®.  The license agreement was amended in October 2014 and again in March 2017, and will continue to apply for so long as Sears

Holdings continues to own at least 10% of the voting shares of the Company (the previous license terminated if Sears Holdings’ ownership fell below 25%), subject to the Company having the continued right to use the trademarks on a royalty-free basis in the event of termination for a further five years (previously three years).  If, prior to the completion of the five-year period, the Company reasonably determines that a longer transition period is necessary, Sears Holdings will extend the agreement for a further transition period not to exceed four years, at a royalty rate to be agreed equal to the lesser of a fair market rate based on the value of the trademarks or the lowest rate which will provide a reasonable incentive to induce the Company to phase out the use of the trademarks. The termination provisions under the agreement can be triggered if Sears Holdings reduces its ownership interest. The Company has established procedures to register and otherwise vigorously protect its intellectual property, including the protection of the Sears Roebuck trademarks used by the Company in Canada.

In January 2017, Sears Holdings agreed to sell the Craftsman® brand to Stanley, Black & Decker, Inc. and to use its reasonable best efforts to either obtain from the Company a waiver of its exclusivity in Canada for the Craftsman brand name or reduce the Sears Holdings’ ownership interest in the Company below 10% and therefore trigger the termination of the Company’s license of the Craftsman® brand name and the other trademarks governed by the existing agreement (including the Sears name and other brand names such as Kenmore® and DieHard®). The March 2017 amendment removed the Craftsman® brand name from the licence agreement with Sears Roebuck. The Company subsequently entered into a Licence Agreement in March 2017 with Stanley, Black & Decker, Inc. for a non-exclusive license (the first 15 years of which are royalty-free) to use the Craftsman® brand name in Canada.

One of the Company’s most important strengths is the recognition and reputation of the Company’s private brands and exclusive relationships with many non-proprietary national brands.  The Company’s private brands, which are available in Canada, include Jessica®, JessTM, Nevada®, WholeHome®, Boulevard Club®, Tradition®, Protocol®, Alpinetek®, Pure NRG Athletics®, No. 99 Wayne Gretzky Collection, Attitude® and Distinction®. The Company believes that the trademarks owned or licensed to it enjoy considerable brand awareness in the Canadian market.  The Company also owns a number of domain names which are used in its online business.

(e)                                  Cycles — Seasonality of Business

The Company’s operations are seasonal in nature with respect to results of operations and in products and services offered. Merchandise and service revenues vary by quarter based upon consumer spending behaviour. Historically, our revenues and earnings have been higher in the fourth quarter due to the holiday season and we have reported a disproportionate level of earnings in that quarter. As a result, our fourth quarter results of operations significantly impact our annual results of operations. Our fourth quarter results of operations may fluctuate significantly, based on many factors, including holiday spending patterns and weather conditions. In addition, we offer many seasonal goods and services. We set budgeted inventory levels and promotional activity to be in accordance with our strategic initiatives and expected consumer demand. Retail businesses, such as the Company, that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behavior as a result of unseasonable weather patterns.

(f)                                    Economic Dependence

The Company relies on its right, under a royalty-free license agreement with Sears Roebuck, to use the “Sears” name, including as part of the Company’s corporate and commercial name, which the Company considers a significant and valuable aspect of the business. See Section 3 — “Description of the Business”, subsection (d) — “Intangible Properties”.

(g)                                 Environmental Protection

The Company is currently remediating various locations throughout Canada where it operated gas bars, auto centres and a logistics facility.  The extent of this remediation and the cost thereof has been estimated by third party consultants specifically where environmental standards have changed.  Costs have also been determined, in some cases, where contracts are in place.  Sears continues to monitor the cost of remediation and appropriately provides for this cost in its reserves.

For a discussion of the effects of environmental protection requirements on the Company, see Section 9 — “Risks and Uncertainties” of the Company’s 2016 MD&A.

(h)                                 Associates

Sears associates are a critical asset to the Company. The Company works to inspire its associates to enrich the lives of Canadians by providing products of high quality at outstanding prices, excellent customer service, meaningful experience and opportunities to participate in community involvement.

The Company had an average of approximately 5,600 full-time and approximately 10,183 part-time associates for a total average of approximately 15,783 associates at the end of Fiscal 2016.

(i)                                    Social or Environmental Policies

The Company has established the following policies and procedures for the well-being of its associates, customers, visitors and contractors.

(i)  Health and Safety Policy

The Company has established its Health and Safety Policy (“H&S Policy”) which sets out the guiding principles that all leaders, associates, contractors and vendors are required to follow in order to provide leaders, associates, contractors, vendors and customers with a safe and healthy work and shopping environment. Specifically, the H&S Policy states that leaders, associates, contractors and vendors must adhere to the applicable laws and regulations that apply to their work and that health and safety is everyone’s responsibility under the Internal Responsibility System. The Company reviews the H&S Policy on an annual basis.

(ii)  Employment Equity and Non-Discrimination

The Company’s Employment Equity and Non-Discrimination policy is designed to ensure that the Company’s employment policies, practices and procedures support its commitment to employment equity, non-discrimination and an inclusive work environment.  Sears Canada’s commitment to employment equity aligns with its commitment to quality and is built into the Company’s recruitment, hiring and advancement practices. The Company believes that having the best candidate in every position, regardless of race, gender, ethnic or national origin, sexual orientation, religion, marital or family status, or other factors unrelated to a candidate’s ability to carry out his/her responsibilities, allows the Company to attract and retain the best associates from all segments of the population.

The Company has developed a number of policies and programs which are designed to identify and address hazards in the workplace thereby creating a safer environment for associates and customers. The Company’s zero tolerance approach and Respect in the Workplace and Violence Prevention policies are embedded in the Sears Canada Code of Business Conduct (the “Code”) and are examples of its commitment to maintaining a safe working and shopping environment for its customers and its associates.

(iii)  Codes of Conduct

The Code applies to every officer and associate.  The Code provides guidelines and sets out expectations regarding interactions with: customers, investors, governmental authorities, and suppliers of merchandise and services, and among associates. It also sets out the ethical values and standards of behaviour that apply to all of the Company’s business activities, including such matters as fair dealing, conduct in the workplace, conflicts of interest, corporate property and records and compliance with the laws of all jurisdictions in which the Company conducts business.

The Directors of the Company are expected to abide by the Code of Conduct for the Board of Directors of the Company (the “Director Code”).  The Director Code sets forth the general expectations of the Company for its Board of Directors, and describes standards of ethical behavior that each Director is expected to uphold.

(iv) Global Compliance Program Requirements

Sears is committed to conducting its business in Canada and abroad with a high standard of business ethics, in compliance with all applicable laws, and with regard for human rights and workplace standards.  Sears expects its vendors to do the same, and has developed the Global Compliance Program Requirements (the “Compliance Program”), contractual requirements, and social compliance procedures intended to maximize vendor compliance with Sears requirements.  The Compliance Program is in accordance with the Retail Council of Canada’s “Responsible Trading Guidelines” which focus on sourcing products and services in a fair and equitable manner both locally and internationally. The Compliance Program outlines the standards to which all Sears vendors, both domestic and foreign, as well as the subcontractors employed by those vendors, are required to adhere as a condition of doing business with Sears. The Compliance Program is printed in 26 languages and must be posted in the factories of the Company’s vendors, ensuring that the individuals it seeks to protect are able to read and understand it.

As part of the Compliance Program, the Company reviews the manufacturing facilities that produce both its private label products as well as third party branded products in the context of three criteria: (i) anticipated volume, (ii) brand and (iii) location. The probability of a vendor audit increases with increases in anticipated volume. Many third party brands already have established compliance programs and conduct regular audits on their factories, and the Company requests that those brands provide details of their respective programs to ensure that they meet the minimum requirements of the Compliance Program.  Vendors unable to provide audit program details are subject to the Company’s Compliance Program. The Company annually conducts an average of 600 audits.  The audits are performed by various independent third parties contracted to Sears Canada.  The Company reviews all audits performed by the third party companies.

(v)  Ethics Hotline

The Sears Canada Ethics Hotline (the “Hotline”) was established to facilitate the confidential and anonymous reporting of suspected breaches of internal accounting controls, or other financial reporting matters, as well as actual or suspected violations of the Code.  The Hotline, which is managed by an independent service provider, enables individuals to make reports anonymously, by telephone using the toll-free number 1-877-987-3277 or by reporting a concern electronically at clearviewconnects.com, in English or French, 24 hours a day, seven days a week.  The Audit Committee of the Board of Directors is provided with a summary of the reports submitted to the Hotline on a quarterly basis.

(vi) Environmental Awareness

Sears recognizes that minimizing the adverse effects on the environment is both a corporate and business responsibility.  Sears is committed to identifying opportunities for improvement with respect to the environment throughout all of its business channels.  The Corporate Sustainability department assists all areas of the business to evaluate, create and modify business practices and assists Sears in maintaining environmental compliance with Federal and Provincial regulatory standards.

(vii) Sears in the Community — Charitable Initiatives

Being a responsible member of the communities in which the Company does business is important to Sears Canada.  Working with its customers and associates across Canada, the Company raises funds and invests in partnerships with local and national charitable organizations that help better Canadian communities.

For over sixty years, the Company has been supporting both national and local community-based initiatives through its investment in non-profit organizations.  The Company has two main mandates for which funds are raised: children’s education (with an emphasis on after-school programs) and children’s health (with an emphasis on the fight against childhood cancer).

After-School Programs

After-school programs include relationships with organizations that have a positive impact on children outside of school hours. Sears Canada has partnerships with organizations such as the Boys and Girls Clubs of Canada, Scouts Canada and Girl Guides of Canada which help children develop and reach their full potential.  In addition, initiatives such as the Sears Drama Festival and the Sears Canadian High School Design Competition also contribute to the healthy development of Canadian youth.

Childhood Cancer

Children’s cancer fundraising provides for much needed research, support for families and community awareness about the primary cause of non-accidental death among children in Canada.  Sears works with children’s hospitals across the country and helps to raise funds to provide the special care required for children living with cancer as well as much needed research in the field of pediatric oncology.  As an example, the Sears Canada Charitable Foundation provides funding for the Sears Cancer Clinic at the Hospital for Sick Children in Toronto.  Since 2008, the Company has sponsored the Sears National Kids Cancer Ride where cyclists travel over 7,000 km from Vancouver to Halifax, being welcomed by Canadians as they stop at Sears Canada locations along the way.  The ride is conducted by the Coast to Coast Against Cancer Foundation.  In Québec, the Company enjoys a special relationship with Opération Enfant Soleil, an organization which raises funds for the province’s four pediatric hospitals.

(j)                                    Purchasing and Distribution

(i)  Purchase of Merchandise

The sourcing and purchase of goods sold by the Company is conducted at its head office in Toronto, Ontario, by the merchandise buying and corporate procurement teams. The Company purchases its merchandise from approximately 3,350 domestic and international suppliers, many of which have long-standing relationships with the Company. Sears works closely with its suppliers in marketing, research, design and development, production standards and production planning.

For the majority of its merchandise purchased on a direct import basis, Sears Canada utilizes the international merchandise purchasing services of Sears Holdings (complimented by Connor buying group). Sears Holdings may provide assistance to the Company with respect to monitoring and facilitating the production and inspection of imported goods, as well as the co-ordination of shipments and the payment to suppliers.

Although the Company’s business is not substantially dependent on any one supplier, its relationship with certain suppliers is of significance to the Company’s merchandising strategy, including attracting customers to its locations, cross segment sales and image. The Company is dependent upon a significant amount of products that originate from non-Canadian markets.

The majority of the Company’s merchandise bought on a direct import basis is purchased in U.S. currency. As a result, exchange rate fluctuations between the Canadian and U.S. dollars may pose a risk to the Company’s expected Canadian equivalent cost of U.S. dollars. In order to minimize the cost of its U.S. dollar requirements, the Company may use foreign currency forward or option contracts to hedge the exchange rate risk.

(ii)  Distribution

Sears operates five logistics centres strategically located across the country. The logistic centres are comprised of one owned and four leased warehouse facilities which serve all channels of the business. The total floor area of these logistics centres was 5.1 million square feet at the end of Fiscal 2016, of which 4.4 million square feet is devoted to warehouse and logistics operations. The remainder of the space is utilized for other Sears operations, including call centre services.

All merchandise sold through the Retail channels (full-line department, Sears Home, Sears Hometown and Outlet) and Direct (catalogue and internet) channels are distributed from the Company’s five logistics centres. The Company’s logistics centres are located in Montreal, Québec, Vaughan and Belleville, Ontario, Calgary, Alberta and Port Coquitlam, British Columbia.

The Company’s wholly-owned subsidiary, SLH, transports merchandise to stores and catalogue and online merchandise pick-up locations. SLH is responsible for providing logistics services for the Company’s merchandising operations by operating a fleet of tractors and trailers to provide carrier services for Sears and contract carrier services to commercial customers who are unrelated to Sears. The arrangements with third parties increase SLH’s fleet utilization and improve the efficiency of its operations. SLH has developed a nationwide distribution network to provide better and more consistent service to its customers.

(iii)  Services

Home Improvements — Operating under the Sears Home Improvements brand, the Company offers a broad range of home services, including carpet and duct cleaning, installation and assembly of heating and cooling equipment, custom window coverings, windows and doors, and other products purchased at Sears stores.

Product Repair Services — Includes servicing of items covered under a Sears Protection Plan, cash calls (paid labour for any appliance), as well as in-warranty service for select Kenmore®, Craftsman® and national brand products.

Protection Agreements — Includes single or multi-year coverage on major appliances, electronics, vacuums, lawn and garden, fitness, and heating, ventilating and air conditioning as well as accident protection for furniture and mattresses.

(iv)  Risks

The Company’s performance may be adversely impacted by the risks that are associated with the sourcing and delivery of merchandise including potential economic, social and political instability in jurisdictions where suppliers are located, increased shipping costs, potential transportation delays and interruptions, adverse foreign currency fluctuations, changes in international laws, rules and regulations pertaining to the importation of products, quotas, and the imposition and collection of taxes and duties.

(k)                                 Risk Factors

For a discussion of the risks relating to the Company, see Section 9 - “Risks and Uncertainties” of the Company’s 2016 MD&A.

4.                                      DIVIDENDS

In 2006, Sears Canada announced that it would discontinue the practice of paying quarterly dividends.

The Company regularly monitors its sources and uses of cash and its level of cash on hand, and considers the most effective use of cash on hand including, among other options, the payment of dividends.

5.                                      GENERAL DESCRIPTION OF CAPITAL STRUCTURE

(a)                                 Authorized Capital

The authorized common share capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of class 1 preferred shares, issuable in one or more series (the “Class 1 Preferred Shares”).

(b)                                 Common Shares

As at April 26, 2017, Sears had 101,877,662 common shares issued and outstanding, which are listed for trading on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Stock Market (“NASDAQ”).

The holders of common shares are entitled to vote at all meetings of the shareholders of the Company, except meetings at which only holders of a specified class or series of shares are entitled to vote.  The holders of common shares are entitled to receive dividends as and when declared by the Board, subject to the dividend entitlements of the holders of the Class 1 Preferred Shares of the Company, if any. After payment to the holders of the Class 1 Preferred Shares of the Company of the amount to which they may be entitled, and after payment of all outstanding debts, the holders of common shares are entitled to receive the remaining property of the Company upon the liquidation, dissolution or winding-up thereof.

(c)                                  Class 1 Preferred Shares

There are currently no Class 1 Preferred Shares outstanding.

For a detailed description of the rights, privileges, restrictions and conditions of the Class 1 Preferred Shares, please refer to the Articles of Amalgamation of the Company dated December 30, 1999, which are filed on SEDAR at sedar.com and the SEC website at sec.gov.

6.                                      MARKET FOR SECURITIES

(a)                                 Trading Price and Volume

The outstanding common shares of the Company are listed on the TSX under the trading symbol “SCC” and on the NASDAQ under the trading symbol “SRSC”.  The following tables set forth, for the periods indicated, the high and low closing prices of the common shares and the number of shares traded on the TSX and NASDAQ for Fiscal 2016:

TSX

Calendar Month	High($)	Low($)	Volume traded
February 2016	5.98	3.49	615,016
March 2016	3.67	3.07	1,037,863
April 2016	4.90	3.44	301,060
May 2016	4.85	4.04	997,646
June 2016	4.04	3.44	298,590
July 2016	4.05	3.50	160,993
August 2016	3.75	3.30	167,123
September 2016	3.63	3.21	423,530
October 2016	3.18	2.61	140,319
November 2016	2.64	2.19	777,744
December 2016	2.35	2.18	300,716
January 2017	2.29	1.86	367,160

NASDAQ

Calendar Month	High($)	Low($)	Volume traded
February 2016	4.27	2.61	386,518
March 2016	2.81	2.36	3,306,530
April 2016	3.90	2.63	763,081
May 2016	3.76	2.81	1,052,113
June 2016	3.14	2.64	369,751
July 2016	3.12	2.66	191,925
August 2016	2.88	2.55	662,614
September 2016	2.73	2.42	690,158
October 2016	2.40	1.95	794,592
November 2016	1.95	1.60	457,883
December 2016	1.75	1.60	1,273,721
January 2017	1.75	1.40	546,712

7.                                      DIRECTORS AND EXECUTIVE OFFICERS

(a)                                 Board of Directors

Directors are elected at each annual meeting of shareholders and hold office until the Company’s next annual meeting of shareholders or until their successors are duly elected or appointed.  The Board of Directors has four Committees: Audit, Human Resources and Compensation, Nominating and Corporate Governance, and Investment.  As at the date hereof, the names, province or state and country of residence of the directors of the Company, their respective principal occupations and the year in which they were each elected as directors are set out in the following table.

DIRECTORS

Name, Province or State, and Country of Residence	Principal Occupation	Director Since
Shahir Guindi Quebec, Canada	Managing Partner Osler, Hoskin & Harcourt LLP (law firm)	December 2016
R. Raja Khanna[1,2,4] Ontario, Canada	Chief Executive Officer Blue Ant Media Inc. (media-related company)	October 2007
Deborah E. Rosati[1,4] Ontario, Canada	Corporate Director and Advisor	April 2007
Anand A. Samuel [2,3] Florida, U.S.A.	Analyst ESL Investments, Inc. (private investment firm)	April 2015
Graham Savage[1,2,4] Ontario, Canada	Corporate Director	April 2015
S. Jeffrey Stollenwerck[3] Illinois, U.S.A.	President, Sears Real Estate Business Sears Holdings Corporation (retail business)	April 2014
Brandon Stranzl[3] Ontario, Canada Chairman	Executive Chairman Sears Canada Inc. (retail business)	April 2015
Heywood Wilansky[2] California, U.S.A.	President and Chief Executive Officer Strategic Management Resources LLC (consulting services)	June 2016

1 Member of the Audit Committee

2 Member of the Human Resources and Compensation Committee

3 Member of the Investment Committee

4 Member of the Nominating and Corporate Governance Committee

The following is a summary of the principal occupations, for at least the last five years, of the directors of the Company:

1.                                      Shahir Guindi is the managing partner of Osler, Hoskin & Harcourt LLP’s Montréal office, and formerly a member of the firm’s Executive Committee. He acts for many private equity funds in their portfolio investments and divestitures and for corporations and investment banks in connection with corporate finance transactions. Mr. Guindi has extensive expertise in cross-border M&A and private equity fund formation. He is a director of the Business Development Bank of Canada. He recently joined the board of Sears Canada Inc. and the board of the Chamber of Commerce of Metropolitan Montreal. He sits on the boards of several other companies and was Co-Chair of Réseau Capital between 2010 and 2013. He is co-Chair of the 2017 Daffodil Ball benefiting the Canadian Cancer Society.

2.                                      R. Raja Khanna is currently the Chief Executive Officer of Blue Ant Media Inc. and assumed this position in February 2008.  Mr. Khanna co-founded QuickPlay Media Inc., a mobile video company, and served as its Chief Marketing Officer from 2004 until 2007.  Previous to that position, Mr. Khanna founded Snap Media Corp., a dot com start-up company, and held the office of Chief Executive Officer from 1995 to 2004.  Mr. Khanna is a member of the board of governors of OCAD University and a member of the board of directors of Blue Ant Media Inc.

3.                                      Deborah E. Rosati, FCPA, FCA, ICD.D is a Corporate Director and Advisor focused on corporate governance, corporate strategy and board diversity.  Ms. Rosati is the President of her own management consulting firm, Deborah Rosati (formerly RosatiNet).  Ms. Rosati has over 30 years’ experience in financial, operational and strategic management with senior finance roles in both public and private corporations, as well as a general partner with a national venture capital firm.  Ms. Rosati is currently on the Board of Directors of NexJ Systems Inc.  Ms. Rosati is also the Co-founder and CEO of Women Get on Board Inc.

4.                                      Anand A. Samuel is currently an Analyst at ESL and assumed this position in May 2007.  Prior to this, Mr. Samuel was an Associate Attorney in the Tax group at Sullivan & Cromwell LLP from September 2005 to May 2007.

5.                                      Graham Savage is a Corporate Director and currently serves on the board of Postmedia Network Canada Corp. and Cott Corporation.  From August 1999 to July 2008, Mr. Savage was Founding Partner of Callisto Capital LP, and its predecessor Savage Walker Capital Inc., both private equity firms.  Mr. Savage was Chief Financial Officer and Director of Rogers Communications Inc. from March 1989 to November 1996.  Mr. Savage has served as a Director of Canadian Tire Corporation, Alias Corp., FMC Financial Models Limited, Leitch Technology Corporation, Lions Gate Entertainment Corp., MDC Corp., Microcell Inc., Royal Group Technologies Limited, Sun Media Corp., Sun Times Media Group, Inc. and Vitran Corporation, among others.

6.                                      S. Jeffrey Stollenwerck is the President, Real Estate Business Unit at Sears Holdings and assumed this position in February 2008.   Mr. Stollenwerck has also served as the Senior Vice President, Real Estate for Sears Holdings from March 2005 to February 2008 and the Vice President, Real Estate for Kmart Corporation from May 2003 to March 2005.  Prior to joining Sears Holdings, Mr. Stollenwerck was the Vice-President, Research for ESL. Mr. Stollenwerck will not be standing for reelection in 2017.

7.                                      Brandon G. Stranzl is the Executive Chairman of the Company and has held this position since his appointment on July 2, 2015.  Previously, Mr. Stranzl served as the Company’s Chairman beginning April 23, 2015.  Mr. Stranzl is also the General Partner of Beaconfire Capital LP, a position he has held since April 2015.  From April 2012 to April 2015, Mr. Stranzl was the Senior Vice-President for First Pacific Advisors LLC, managing value-oriented investments.  Prior to this, he was Managing Member of BGS Investments LLC (May 2011 to March 2012), Portfolio Manager and Head of Value

Equity and Distressed Credit at C12 Capital Management LLC (May 2010 to April 2011) and Investment Analyst for ESL (May 2008 to April 2010).  This was preceded with various positions in the investment industry, including positions with Third Avenue Management LLC, Morgan Stanley Asset Management and Fidelity Investments.

8.                                      Heywood Wilansky has been President and CEO of Strategic Management Resources, LLC since 2010. From 2004 to 2009, he was President and CEO of Retail Ventures Inc., a leading off-price U.S.-based retailer operating various banners, including Value City, Designer Shoe Warehouse, and Filene’s Basement, of which Mr. Wilansky was President and CEO from 2003 to 2004. He was also President and CEO of Bon-Ton Stores Inc., Foley’s and Filene’s Department Stores, and held senior executive positions with Lord & Taylor and Hecht Company. He spent his early retail years in buying positions at Gertz and Abraham & Straus. Mr. Wilansky is a director of Swan Products, LLC. He has also been a director of DSW Inc., Retail Ventures Inc., Bertucci’s Corp., Steve Madden Ltd., Bon-Ton Stores and First Washington Realty Trust, Inc., and is currently a volunteer member of The Genesis Fund.

(b)                                 Executive Officers

As at the date hereof, the names, province or state and country of residence of the senior leaders of the Company, and their respective principal occupations are set out in the following table.

Name, Province or State, and Country of Residence	Title
Lori Bailey[1] Ontario, Canada	Senior Vice-President, Retail Stores
Raffi Bedikan[2] Ontario, Canada	Senior Vice-President, Global Sourcing
Stephen Champion[3] Ontario, Canada	Executive Vice-President, Real Estate and Strategic Opportunities
Michael Geddes[4] Ontario, Canada	Senior Vice-President, Planning and Operations
Neeraj Ghai[5] Ontario, Canada	Senior Vice-President, Ecommerce Operations
Janet Lee Mirkovich[6] Ontario, Canada	Senior Vice-President, Fashion, Trend and Private Brands
Becky Penrice[7] Ontario, Canada	Executive Vice-President and Chief Operating Officer
Jennifer Pierce[8] Ontario, Canada	Senior Vice-President, Human Resources
Brandon G. Stranzl[9] Ontario, Canada	Executive Chairman
Billy Wong[10] Ontario, Canada	Executive Vice-President and Chief Financial Officer

The following is a summary of the principal occupations, for at least the last five years, of the senior leaders of the Company.

1.                                      Lori Bailey is the Senior Vice-President, Store Operations, a position she assumed in September 2016. Prior to this, Ms. Bailey served as the Chief Customer and In-Store Experience Officer from May 2014 to September 2016. Ms. Bailey previously held the position of Vice-President Retail & E-Commerce at Nine West Canada. Prior to that, she held various positions at Jones Apparel Group and GAP Inc.

2.                                      Raffi Bedikian is the Senior Vice-President, Global Sourcing and Import Logistics, a position to which he was appointed in September 2016. Mr. Bedikian joined the Company in January 2012 as Vice-President, Global Sourcing and Import Logistics. Mr. Bedikian also serves as the Chairman of the Canadian Retailers Shipping Association.

3.                                      Stephen Champion is the Executive Vice-President, Real Estate and Strategic Opportunities, a position to which he was appointed in June 2016. Prior to this, Mr. Champion served as the Company’s Senior Vice President, Real Estate.  He was appointed to this role in September 2015 after serving as interim Senior Vice-President, Real Estate, a position he held from July 2014.  Mr. Champion previously served as the Company’s Vice-President, Real Estate from December 2012 to June 2014 after joining the Company in 2011 as the Divisional Vice-President, Real Estate. Prior to joining Sears, Mr. Champion was the Managing Director, Corporate Development for Colliers International from 2007 to 2011. Mr. Champion received his B.A. from the University of Washington in International Relations, and holds an MBA from the University of British Columbia.  He has continued his executive education at Harvard University Business School.

4.                                      Michael Geddes is the Senior Vice-President, Merchandise Planning & Operations and was appointed to this position in August 2015.  Prior to this appointment, Mr. Geddes held the position of Interim President at Jones Apparel Group Canada from April 2015 to August 2015.  Previous to this role and from 2011 to 2015, Mr. Geddes was the Senior Vice-President, Merchandise Planning, Operations — Supply Chain at Jones Apparel Group Canada. From 2000 to 2011, Mr. Geddes held various senior roles at the Hudson’s Bay Company in planning, replenishment, sourcing and processes.

5.                                      Neeraj Ghai is the Senior Vice-President, E-Commerce Operations, a position to which he was appointed effective March 2017. Prior to this Mr. Ghai served as the Company’s Vice President, Services and Support Operations. Mr. Ghai joined the Company in March 2009. Prior to this, Mr. Ghai held increasingly senior positions at HSBC and Citigroup.

6.                                      Janet Lee Mirkovich is the Senior Vice-President, Merchandising (Fashion & Trend, Design, A&A, Soft Home and The Cut), a role she assumed in March 2017. Prior to this, Ms. Lee Mirkovich served as the Company’s Senior Vice-President, Fashion, Trend & Private Brands from October 2016 to March 2017. Ms. Lee Mirkovich Previously, Ms. Lee Mirkovich had served as the Vice President, Private Brands from May 2016 to October 2016.

7.                                      Becky Penrice is the Executive Vice-President and Chief Operating Officer, having been appointed to this role in April 2016. Prior to this, Ms. Penrice served as the Company’s Senior Vice-President and Interim Chief Operating Officer from February 2016 to April 2016.  Ms. Penrice held the role of Senior Vice-President, Human Resources and Information Technology from September 2015 to February 2016.  Prior to this appointment, Ms. Penrice served as the Senior Vice-President, Human Resources from September 2013 to February 2015.  Prior to joining the Company, Ms. Penrice held various senior roles at The Hudson’s Bay Company,  including Senior Vice-President, Human Resources Corporate and Talent Management, Vice-President, Human Resources Corporate, General Manager, HR Merchandising, Marketing and Global Sourcing, Director, HR Merchandising and Marketing, National Manager, Human Resources, Supply Chain and Logistics, and Human Resources Programs Manager, Managed Services.

8.                                      Jennifer Pierce is the Senior Vice-President, Human Resources, having been appointed to this role in April, 2016. Prior to this, Ms. Pierce served as the Interim Senior Vice-President, Human Resources. Ms. Pierce joined the Company in February 2015, leading Talent Management & Organizational Change Management as well as assuming the broader HR scope across the organization. Ms. Pierce has a breadth of experience working with major retailers and human capital consultancies, including HBC, Optimum Talent and KPMG.

9.                                      Refer to Section 7(a)(7).

10.                               Billy Wong is the Executive Vice-President and Chief Financial Officer, having been appointed to this role in December 2016. Prior to this, Mr. Wong served as the Company’s Interim Chief Financial Officer, a position to which he was appointed in July of 2016. Mr. Wong was previously the Senior Vice-President, Corporate Financial Planning from February 2016 to July 2016.  Prior to this, Mr. Wong held the role of Vice-President, Corporate Financial Planning from March 2015 to February 2016. From June 2013 to March 2014, Mr. Wong was the Divisional Vice-President, Forecasting Planning and Analysis. In addition to his experience at Sears Canada, Mr. Wong has held various roles in Continuous Improvement and Audit at major corporations, including The Shopping Channel, TD Bank, and Foresters.

(c)                                  Ownership of Common Shares by Directors and Executive Officers

As at April 26, 2017, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 5,220 common shares, representing less than 1% of the Company’s issued and outstanding common shares.

(d)                                 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, except as hereinafter described, no director or executive officer of the Company is, has or has been, within ten years before the date hereof, (a) a director, chief executive officer or chief financial officer of any company, including Sears Canada or any personal holding company, that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while that person was acting in that capacity, or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer or (b) a director or executive officer of any company, including Sears Canada or any personal holding company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold the assets of the director or executive officer.

Graham Savage was a director of Microcell Inc. when it filed for protection under the Companies’ Creditors Arrangement Act (Canada) in January 2003.  From July 2003 until November 30, 2009, Mr. Savage was a director of Sun-Times Media Group, Inc., a successor entity of Hollinger International Inc. (“Hollinger”).  On June 1, 2004, the Ontario Securities Commission issued a permanent management cease trade order (the “Ontario Cease Trade Order”) against the insiders of Hollinger for failing to file its interim financial statements and interim management’s discussion and analysis for the three-month period ended March 31, 2004 and its annual financial statements, management’s discussion and analysis, and the annual information form for the year ended December 31, 2003.  In addition, the British Columbia Securities Commission issued a cease trade order against insiders of Hollinger resident in British Columbia on May 21, 2004, as updated on May 31, 2004 (the “BC Cease Trade Order”).  The Ontario Cease Trade Order was allowed to expire on January 9, 2006 and is no longer in effect.  The BC Cease Trade Order was revoked on February 10, 2006 and is no longer in effect.

(e)                                  Conflicts of Interest

To the knowledge of Sears, no director or executive officer of the Company has an existing or potential material conflict of interest with Sears or any of its subsidiaries.

8.                                      LEGAL PROCEEDINGS

For a description of the legal proceedings, see Section 9 - “Risks and Uncertainties” of the Company’s 2016 MD&A.

9.                                      INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set out below, to the knowledge of Sears, (i) no director or executive officer of the Company, (ii) ESL, (iii) Sears Holdings, (iv) Fairholme or any other person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the outstanding voting securities of the Company and, (v) any of their respective associates or affiliates has or had any material interest, directly or indirectly, in any transaction within the three most recently completed financial years, or during the current financial year, or in any proposed transaction, that has materially affected or will or would materially affect Sears.

In October 2014, Sears Holdings announced the commencement of a rights offering for 40,000,000 common shares of the Company (the “Rights Offering”).  Each holder of Sears Holdings’ common stock received one subscription right for each share of Sears Holdings’ common stock held as of the close of business on October 16, 2014.  Each subscription right entitled the holder to purchase their pro rata portion of the Company’s common shares being sold by Sears Holdings in the rights offering at a price of $10.60 per share.  In connection with the Rights Offering, the Company listed its common shares on the NASDAQ where the rights were also listed.  The subscription rights expired at the close of business on November 7, 2014.  ESL exercised its pro rata portion of the rights in full prior to November 1, 2014. The rights offering is further described in a prospectus filed with securities regulators in Canada and the United States on October 15, 2014, and can be accessed through the SEDAR website at sedar.com, and on the SEC website at sec.gov.

In connection with the rights offering announced by Sears Holdings, the Company and Sears Holdings agreed to extend the agreement pursuant to which the Company licenses the right to use the “Sears” name and certain other brand names associated with a number of its major product lines.  See Section 3 — “Description of the Business”, subsection (d) — “Intangible Properties”.

10.                               TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Sears is CST Trust Company, with offices in Toronto, Ontario and Montreal, Québec and American Stock Transfer & Trust Company, LLC with offices located in New York.

CST Trust Company

Answerline:                       (416) 682-3860

1-800-387-0825

Website:                                       canstockta.com

Email:                                                  inquiries@canstockta.com

American Stock Transfer & Trust Company, LLC

Answerline:                       1-800-937-5449

Website:                                       amstock.com

E-Mail:                                             info@amstock.com

11.                               MATERIAL CONTRACTS

The following contracts are considered to be material to the Company.  Those contracts that were entered into in the ordinary course of business and which do not satisfy the requirements for disclosure have not been included below:

(a)                                 Revolving Credit Agreement. The Credit Agreement, dated September 10, 2010, made between Sears Canada and a syndicate of lenders, amended in August 2012, amended and extended in May 2014 and amended in August 2015 but not materially.

(b)                                 Term Credit Agreement. The Credit Agreement, dated March 20, 2017, made between Sears Canada and a syndicate of lenders.

(c)                                  Licenses.  The Company has a royalty-free license from Sears Roebuck to use the name “Sears” as part of its corporate name, as well as a royalty-free license to use other brand names, such as Kenmore® and DieHard®. The royalty-free license agreement was amended in October 2014 and in March 2017. See Section 3 — “Description of the Business”, subsection (d) — “Intangible Properties”.

Except as disclosed immediately above, contracts that were entered into by the Company before January 1, 2002 are not disclosed.

The above agreements are available on SEDAR at sedar.com and the SEC website at sec.gov.

12.                               EXPERTS

The Company’s consolidated financial statements for the years ended January 28, 2017 and January 30, 2016 have been audited by Deloitte LLP.  Deloitte LLP is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

13.                               AUDIT COMMITTEE INFORMATION

(a)                                 Audit Committee Charter

Please see Appendix A for the complete text of the Audit Committee Charter.

(b)                                 Composition of the Audit Committee

As of the date hereof, the three members of the Audit Committee are as follows: Graham Savage (Chair), R. Raja Khanna and Deborah E. Rosati.

Each member of the Audit Committee is independent and financially literate as required by National Instrument 52-110 - Audit Committees, as amended, of the Canadian Securities Administrators (“NI 52-110”).  In assessing financial literacy, the Board refers to the definition contained in NI 52-110.

The Board believes that the composition of the Audit Committee reflects a high level of financial literacy.  The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Committee.

Graham Savage holds a Bachelor of Arts degree in Business from Queen’s University and an MBA from Queen’s University.  Mr. Savage has 40 years of experience in the finance and investment industry, including seven years as Chief Financial Officer of Rogers Communications Inc. Mr. Savage currently serves on the board of Postmedia Network Canada Corp. and Cott Corporation.  Mr. Savage has been a member of many board audit committees, a number of which he has chaired.

R. Raja Khanna holds a Bachelor of Laws degree from Osgoode Hall Law School and a Bachelor of Science degree in Philosophy and Genetics from the University of Toronto.  Mr. Khanna is currently the Chief Executive Officer of Blue Ant Media Inc.  Mr. Khanna is also the co-founder of QuickPlay Media Inc., a mobile video company, of which he served as Chief Marketing Officer from 2004 until 2007.

Deborah E. Rosati holds an Honours Bachelor’s degree in Business Administration from Brock University and is a Fellow Chartered Professional Accountant and certified Director, ICD.D (2008).  Ms. Rosati is the President of her own management consulting firm, Deborah Rosati (formerly RosatiNet). Ms. Rosati has over 30 years’ experience in financial, operational and strategic management with senior finance roles in both public and private corporations. Previously, Ms. Rosati was a general partner of the venture capital firm Celtic House.  Ms. Rosati was also the Chief Financial Officer of TimeStep Corporation.  Ms Rosati is currently on the Board of Directors of NexJ Systems Inc. Ms. Rosati is also the Co-founder and CEO of Women Get On Board Inc. Ms. Rosati is a member of the Chartered Professional Accountants of Canada, Chartered Professional Accountants of Ontario and the Institute of Corporate Directors.

(c)                                  Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy for the approval of all services rendered by the external auditors of the Company.  As part of its mandate, the Audit Committee regularly examines the scope of all of the services provided by Deloitte LLP.  This policy outlines the services which are audit and audit related, non-audit related and prohibited.  Under this policy, the aggregate fees for non-audit related services rendered by the external auditors shall not exceed 50% of the total audit and audit related fees per annum without the pre-approval of the Audit Committee.

(d)                                 Auditors’ Service Fees

Fees paid to Deloitte LLP in Fiscal 2016 and Fiscal 2015 were as follows:

External Auditor Service Fees	Fiscal 2016	Fiscal 2015
Audit Fees[1]	$2,109,505	$2,236,300
Audit-Related Fees[2]	$48,150	$59,920
Total	$2,157,655	$2,296,220

1                                          Includes fees for professional services provided in conjunction with the audit of the Corporation’s financial statements, review of the Corporation’s quarterly financial statements and attestation services normally provided in connection with statutory and regulatory filings and engagements.

2                                          Includes fees for assurance and related professional services primarily related to the audit of associate benefit plans.

14.                               ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s equity compensation plans, are contained in the Company’s MPC.  Additional financial information is provided in the Company’s consolidated financial statements and 2016 MD&A for the year ended January 28, 2017.

Copies of these documents are available upon request from the Office of the Secretary of the Company and may be found on SEDAR at sedar.com and the SEC website at sec.gov.

APPENDIX A

AUDIT COMMITTEE
OF THE
BOARD OF DIRECTORS
OF
SEARS CANADA INC.

CHARTER
(amended and restated as of November 17, 2014)

1.                                      DEFINITIONS

In this Charter the following terms have the meaning set out below:

“Affiliate” means the relationship of bodies corporate where one body corporate is the subsidiary of the other or each of them is a subsidiary of the same body corporate or is controlled by the same person;

“Board” means the Board of Directors of the Corporation;

“Chair” means the chair of the Committee;

“Chief Executive Officer” or “CEO” means the Chief Executive Officer and/or the President of the Corporation or the individual holding the highest executive function of the Corporation appointed by the Board;

“CFO” means the Chief Financial Officer of the Corporation appointed by the Board;

“Committee” means the Audit Committee established by the Board;

“Corporation” means Sears Canada Inc.;

“Director” means an individual elected to the Board by shareholders of the Corporation, or appointed to and by the Board;

“External Audit Services Policy” means the policy, attached hereto and forming part of the Charter of the Committee, regarding the services provided by the External Auditor;

“External Auditor” means the external auditor appointed by the shareholders of the Corporation;

“Financially Literate” means the requirements of financial literacy as defined in National Instrument 52-110 Audit Committees, as amended, and includes, without limitation, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements;

“Independent Director” means a Director who meets the requirements of independence as defined in National Instrument 52-110 Audit Committees, as amended, and includes, without limitation, a Director who has no direct or indirect material relationship with the Corporation or any of its Affiliates, that is, a relationship which could, in the view of the Board, reasonably interfere with the exercise of the Director’s independent judgement;

“Member” means an Independent Director appointed to the Committee by the Board; and

“ROC” means the Risk Oversight Committee of the Corporation, whose purpose is to identify, assess and monitor the principal risks of the Corporation and ensure that management has a structured process in place for managing, mitigating and controlling those risks.

2.                                      PURPOSE

The purpose of the Committee is to assist the Board in its oversight of:

(a)                                 the integrity of the Corporation’s financial reporting;

(b)                                 the independence, qualifications, appointment and performance of the External Auditor;

(c)                                  the mandate and performance of the Corporation’s internal audit department; and

(d)                                 management responsibility for reporting on internal controls.

3.                                      STRUCTURE

(a)                                 The Committee shall be composed of three or more Members.

(b)                                 Members shall hold office from the time of their appointment until the earlier of their removal or resignation from the Committee and the conclusion of the next annual general meeting of shareholders of the Corporation.

(c)                                  One of the Members shall be appointed by the Board as the Chair.

(d)                                 Unless otherwise determined by resolution of the Board, the Secretary of the Board shall be the Secretary of the Committee.  The Secretary of the Committee shall maintain the records of the Committee.

(e)                                  Every Member shall be Financially Literate.

(f)                                   No Member may accept directly or indirectly any fees from the Corporation or any of its affiliates other than remuneration for acting as a Member, Director or a member of any other committee of the Board.  For greater certainty, no Member or the organization of which he or she is an employee, owner or partner shall accept any consulting, advisory or other compensatory fee from the Corporation.2

(g)                                  The Committee shall establish its own procedures, including the timing and place of meetings, as it considers necessary or advisable.

2      For greater certainty, the indirect acceptance by a Member of any fee includes acceptance of a fee by an immediate family member or a partner, member or executive officer, or a person who occupies a similar position with an entity that provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any of its Affiliates.

4.                                      ROLE OF THE CHAIR

The main responsibilities of the Chair are as follows:

(a)                                 Call and chair all meetings of the Committee.  If the Chair is unavailable or unable to attend a meeting of the Committee, then the Chair shall request another Member to chair the meeting, failing which, the acting Chair shall be designated by the Members present at the meeting to chair the meeting;

(b)                                 Develop the agenda for meetings of the Committee with or without consulting management;

(c)                                  Hold the right to cast a vote to resolve any ties on matters that require Committee approval;

(d)                                 Act as the primary contact between the Committee and the External Auditor and management;

(e)                                  If required, pre-approve the services of the External Auditor services in accordance with the External Audit Services Policy;

(f)                                   Report to the Board on all meetings and activities of the Committee; and

(g)                                  Assume other responsibilities as this Charter, the Committee or the Board may specify from time to time.

5.                                      RESPONSIBILITIES

The Committee shall have the following duties and responsibilities:

A.                                    Financial Reporting

(1)                                 Review with management and the External Auditor, and approve and/or recommend for approval by, and report to, the Board, as the case may be, with respect to:

(i)                                     the annual and quarterly financial statements and the annual and interim CEO and CFO certificates and press releases related thereto, as well as accounting policies, accounting judgements, accruals, estimates, material related party transactions (and in addition, will now pre-approve all related party transactions having a value greater than $1 million) and other relevant matters;

(ii)                                  the annual and interim Management’s Discussion & Analysis;

(iii)                               the Annual Information Form and Annual Report on Form 40-F;

(iv)                              all financial information which is to be included in any public disclosure documents, including the Annual Report, prospectuses, and offering memoranda;

(v)                                 the annual certificate provided by the CEO, the CFO and the Secretary of the Board confirming, among other things, compliance with the Code of Business Conduct and the personal benefits policy and that the Corporation is current with respect to all withholdings and remittances; and

(vi)                              the status of any material pending litigation.

B.                                    External Auditor

(1)                                 Appointment and Review of External Auditor

(i)                                     Recommend to the Board the appointment of the External Auditor by the shareholders of the Corporation.

(ii)                                  Communicate directly with the External Auditor and meet privately with the External Auditor as frequently as the Committee determines is appropriate to fulfil its responsibilities.

(iii)                               Obtain annually from the External Auditor a letter of engagement, audit scope presentation and confidentiality letter addressed to the Committee.

(iv)                              Obtain annually from the External Auditor confirmation that it is in good standing with the Canadian Public Accountability Board and Public Company Accountability Oversight Board.

(v)                                 Pre-approve all services to be provided to the Corporation or its Affiliates by the External Auditor, the estimated cost thereof and any change in scope pertaining to an approved service.  This responsibility may be exercised by: (i) management, only with respect to audit and audit-related services up to a maximum of $150,000; or (ii) the Chair and, in his or her absence, by any Member, in circumstances where urgent approval is necessary, provided, however, that all such approvals granted outside the regularly scheduled meetings of the Committee shall be ratified by the Committee as soon as practicable.  With respect to (i) above, once ratified by the Committee, the limit of $150,000 will be re-established.

(vi)                              Oversee the services rendered by the External Auditor.

(vii)                           Oversee and assist in the reconciliation of differing opinions and practices between management and the External Auditor regarding financial and other public disclosure reporting.

(viii)                        Assess compliance by the External Auditor and management with the External Audit Services Policy.

(ix)                              Recommend to the Board for its approval the fees and disbursements for services rendered by the External Auditor.

(x)                                 Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the External Auditor and any former external auditor of the Corporation.

(2)                                 Independence of External Auditor

(i)                                     Obtain annually from the External Auditor a formal written independence affirmation disclosing all relationships between the External Auditor and its related entities and the Corporation and its Affiliates and engage in a dialogue with the External Auditor if any disclosed relationship or service may impact its objectivity and independence.

(ii)                                  Confirm that the External Auditor has complied with the rules on rotation of certain members of the audit engagement team.

C.                                    Internal Audit

The leader of the outsourced internal audit group shall report directly to the Committee and the Committee shall:

(1)                                 Review with the leader of the outsourced internal audit group, the External Auditor and management, the mandate and adequacy of resources of the outsourced internal audit group, as well as the group’s unfettered access to the Committee and the records of the Corporation that are relevant to the matters being audited;

(2)                                 Discuss with the leader of the internal audit group whether there are any restrictions or limitations in the discharge of his/her responsibilities and, if required, mediate and resolve any outstanding dispute between the internal audit group and management;

(3)                                 Review, at least quarterly, progress reports of the internal audit group with respect to its activities;

(4)                                 Review with the External Auditor and management the performance of the internal audit group; and

(5)                                 Approve any change in the appointment of the leader of the internal audit group and any change in the reporting structure of the leader of the internal audit group with respect to where the position reports.

D.                                    Accounting Systems and Internal Controls

Following consultation with the External Auditor and management, determine and report to the Board on the adequacy of the existing internal control framework and ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information and periodically assess the adequacy of those procedures.

E.                                    Other

(1)                                 Review compliance with required tax remittances and other deductions required by applicable law.

(2)                                 Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and the confidential and anonymous submission of concerns by employees regarding questionable accounting or auditing matters.  In connection with this responsibility, management will report regularly to the Committee regarding the operation of the Corporation’s Ethics Hotline.

(3)                                 Oversee the functioning of the Corporation’s ROC and its processes.  Notwithstanding the foregoing, the responsibility of establishing and assessing the principal risks of the Corporation and their parameters remains with the Board.  A senior manager of the Corporation is responsible for the ROC and provides a presentation, periodically, to the Committee.

(4)                                 Monitor, and make recommendations to the Board in connection with, emerging trends and regulatory initiatives regarding the Committee’s role and responsibilities.

6.                                      MEETINGS

(a)                                 The Committee shall meet at least three times per year and may meet more often if required.

(b)                                 The Chair of the Board, the CEO and the CFO shall be entitled to attend all meetings of the Committee unless they are requested by the Committee not to do so.

(c)                                  The quorum necessary for the transaction of business at Committee meetings shall be three Members.

(d)                                 The Committee may meet in person or by telephone and may pass resolutions in lieu of a meeting, provided such resolutions are signed by every Member.

(e)                                  The Committee shall hold an in camera session following each meeting with:

(i)                                     the head of the internal audit department (without management) if internal audit made a presentation at such meeting;

(ii)                                  the External Auditor (without management);

(iii)                               management (without the External Auditor), if deemed appropriate; and

(iv)                              Members only.

7.                                      GENERAL

(a)                                 The Committee shall have unrestricted access to management and pertinent information and shall be provided with the necessary resources for that purpose.

(b)                                 The Committee shall have the authority to engage external advisors, as it deems appropriate, to assist the Committee in the performance of its duties.  The Committee shall set the compensation for such external advisor and the Corporation shall cover the costs of such advisors.

(c)                                  The Committee shall have the authority to delegate, as appropriate, certain of its responsibilities and activities to one or more Members or to a subcommittee of the Committee.

(d)                                 The Committee shall review and assess the currency and adequacy of this Charter and the External Audit Services Policy on an annual basis and recommend any appropriate changes thereto for approval by the Board.  Notwithstanding the foregoing, the Board has the inherent jurisdiction to initiate and approve changes to this Charter and the External Audit Services Policy at any time.

(e)                                  In conjunction with the regular assessment of Board effectiveness, review and evaluate the Committee’s performance.

SCHEDULE

External Audit Services Policy forming part of the Charter of the
Audit Committee of the Board of Directors of Sears Canada Inc.
(amended and restated as of February 25, 2014)

DEFINITIONS

“Capitalized” terms used herein shall have the meaning set forth in the Charter unless otherwise defined herein.

PURPOSE AND APPLICABILITY

The External Auditor provides annual audit and audit-related services and certain non-audit related services to the Corporation.

The Corporation recognizes the importance of maintaining the independence of its External Auditor and believes that the independence of the External Auditor, both in appearance and in fact, is a shared responsibility involving management, the Audit Committee (the “Committee”) and the External Auditor.

This policy sets out the guidelines and procedures that have been approved by the Committee.

POLICY STATEMENT

Pre-approval

All services provided by the External Auditor, both audit and non-audit, must be pre-approved by the Committee, including the cost thereof and any change in scope pertaining to an approved service.  Such pre-approval may be given at any time up to one year in advance of the commencement of the specified services.  The authority to pre-approve any such service is vested in the Committee and may also be exercised by: (i) management, only with respect to audit and audit-related services, up to a maximum of $150,000; or (ii) the Chair and, in his or her absence, by any Member in accordance with Section 5 B(1)(v) of the Charter.  Notwithstanding the foregoing, in no event may the External Auditor provide services on a contingent fee basis.

Audit and Audit-Related Services

The following audit and audit-related services are provided to the Corporation by the External Auditor:

•                  Audit of the Corporation’s financial statements

•                  Audit of the Sears Registered Retirement Plan

•                  Audit of the Sears Plan for Sharing Profits with Employees

•                  Review of the Annual Information Form and Annual Report on Form 40-F

•                  Review of the Management Proxy Circular

•                  Review of the Annual Reports of the Corporation

•                  Quarterly Reviews

•                  Accounting consultations and support related to International Financial Reporting Standards (IFRS) and generally accepted accounting principles (including new accounting standards, and non-recurring transactions)

•                  Consent letters, comfort letters, reviews of securities filings and similar services that incorporate or include the audited financial statements of the Corporation

•                  An opinion on the internal control over financial reporting of the Corporation

Non-Audit Related Services

All permissible non-audit related services provided by the External Auditor must be pre-approved by the Committee.  A high proportion of fees for non-audit related services in relation to the External Auditor’s total annual fees could impair or be perceived to impair the External Auditor’s independence as the Corporation’s External Auditor.  Fees for the non-audit related services, including but not limited to those listed below, shall not, in the aggregate, exceed fifty percent (50%) of the External Auditor’s total audit and audit-related fees to the Corporation per annum without the pre-approval of the Committee.  Moreover, management is responsible for monitoring and reporting to the Committee, periodically, the non-audit related services rendered by the External Auditor and the costs thereof.

•                  Tax compliance and planning

•                  Control assurance services

•                  E-Business application security and controls

•                  Operational audits (including assessments of system security and controls and operational and process risks)

•                  Strategic assessments of internal audit functions

•                  Employee benefit tax consulting

•                  International assignment services

•                  Acquisition due diligence (excluding business valuation)

Prohibited Services

The provision by the External Auditor to the Corporation of non-audit services, which could impair or be perceived to impair the External Auditor’s independence as the Corporation’s External Auditor are prohibited.  This also includes any services which the Canadian Public Accountability Board or the Public Company Accounting Oversight Board determines to be impermissible.

COMMITTEE REVIEW OF SERVICES

Reporting

The Corporation will periodically prepare and the Committee shall review the following:

•                  A report summarizing the services, or grouping of related services, provided by the External Auditor during the current fiscal year, on a year to date basis with comparatives for the prior year;

•                  A listing of newly pre-approved services since the last regularly scheduled meeting; and

•                  An updated projection for the current fiscal year of the estimated annual fees to be paid to the External Auditor, including a listing of anticipated non-audit related services, if the cost thereof is likely to exceed fifty percent (50%) of the total audit and audit-related services fees to the Corporation per annum.

In each year, the following documents shall be delivered by the External Auditor to the Committee:

1.                                      Engagement Letter (addressed jointly to the Committee and the Chief Financial Officer);

2.                                      Audit Scope Presentations (addressed to the Committee);

3.                                      Independence Letter (addressed to the Committee); and

4.                                      Confidentiality Letter issued by the Corporation and accepted by the External Auditor.

Disclosure

All fees paid to the External Auditor shall be disclosed in the Corporation’s annual proxy statement in accordance with applicable securities laws.

EFFECTIVE DATE

This policy first came into force on April 12, 2002.